

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 17, 2016

Mr. Sean Trauschke
Chief Executive Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

>   **Re: OGE Energy Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **File No. 001-12579**

Dear Mr. Trauschke:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Jennifer Thompson
>
>   Jennifer Thompson
>   Accounting Branch Chief
>   Office of Consumer Products